Exhibit 99.158

STARPOINT ACQUISITION LTD.

NOTE INDENTURE

January 4, 2005

Providing for the issue of 12% Unsecured, Subordinated

Promissory Notes of StarPoint Acquisition Ltd.

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Meaning of “Outstanding”	5
1.3	Headings	6
1.4	Gender and Number	6
1.5	Currency	6
1.6	Governing Law	6
1.7	Day Not a Business Day	6
1.8	Accounting Principles	2
1.9	Per Annum Calculations	2
1.10	Interest Calculation	2

ARTICLE 2
THE NOTES

2.1	Terms of Notes	2
2.2	Form and Signatures of Notes	3
2.3	Issue of Notes	3
2.4	Certification	3
2.5	Notes to Rank Pari Passu	3
2.6	Registration of Notes	4
2.7	Persons Entitled to Payment	4
2.8	Mutilation, Loss, Theft or Destruction	5
2.9	Exchanges of Notes	5
2.10	Transfer	5
2.11	Option of Holder as to Place of Payment	6
2.12	Note Trustee Not Bound to Make Enquiries	6
2.13	Extension	6

ARTICLE 3
SUBORDINATION OF NOTES

3.1	Subordination	6
3.2	Definition	7
3.3	Distribution on Creditor Proceedings	7
3.4	No Payment to Noteholders In Certain Events	8
3.5	Payment of Notes Permitted	8
3.6	Subordination not to be Impaired	9
3.7	Authorization of Noteholders to Note Trustee to Effect Subordination	9
3.8	Notice of Default under Senior Debt	9
3.9	Inapplicability in Certain Circumstances	9
3.10	Actual Notice Required	9
3.11	No Impairment Between Corporation and Holders	10
3.12	Procedural Matters - Classification	10
3.13	Distribution of Current Proceeds	10

ARTICLE 4
COVENANTS OF THE COMPANY

4.1	Positive Covenants	10
4.2	Note Trustee May Perform Covenants	11
4.3	To Pay Note Trustee’s Remuneration	11
4.4	Negative Covenant	11

ARTICLE 5
DEFAULT

5.1	Events of Default	11
5.2	Special Waiver by the Trust	12
5.3	Acceleration of Maturity	13
5.4	Remedies	13
5.5	Remedies not Exclusive	13
5.6	Costs	13
5.7	Delay	13
5.8	No Recourse Against Other Parties	13
5.9	Notice of Events of Default	13
5.10	Waiver of Default	14
5.11	Enforcement by the Note Trustee	14
5.12	No Suits by Holders	15
5.13	Application of Monies by Note Trustee	15
5.14	Distribution of Proceeds	16
5.15	Judgment Against the Company	16

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1	Payment of Principal Amount	17
6.2	Non-Presentation of Notes	17
6.3	Repayment of Unclaimed Monies	17
6.4	Discharge	17

ARTICLE 7
SUCCESSOR COMPANIES

7.1	Successor Companies	17
7.2	Vesting of Powers in Successor Company	18
7.3	Notice of Completion of Arrangement	18

ARTICLE 8
MEETINGS OF HOLDERS

8.1	Right to Convene Meeting	18
8.2	Notice of Meetings	18
8.3	Chairman	19
8.4	Quorum	19
8.5	Power to Adjourn	19
8.6	Show of Hands	19
8.7	Poll	19
8.8	Voting	19
8.9	Regulations	20
8.10	Persons Entitled to Attend Meetings	20
8.11	Powers Exercisable by Extraordinary Resolution	20
8.12	Meaning of “Extraordinary Resolution”	22
8.13	Powers Cumulative	23
8.14	Minutes	23
8.15	Instrument in Writing	23
8.16	Binding Effect of Resolutions	23
8.17	Evidence of Rights of Holders	23

ARTICLE 9
NOTICES

9.1	Notice	24

ARTICLE 10
CONCERNING THE NOTE TRUSTEE

10.1	No Conflict of Interest	24
10.2	Replacement of Note Trustee	25
10.3	Duties of Note Trustee	25
10.4	Reliance Upon Declarations	27
10.5	Evidence and Authority to Note Trustee	27
10.6	Certificate of the Company as Evidence	28
10.7	Experts, Advisers and Agents	28
10.8	Note Trustee May Deal in Notes	28
10.9	Investment of Monies Held by Note Trustee	28
10.10	Note Trustee Not Ordinarily Bound	29
10.11	Note Trustee Not Required to Give Security	29
10.12	Note Trustee Not to Be Appointed Receiver	29
10.13	Note Trustee Not Bound to Act	29
10.14	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder	30
10.15	Authority to Carry on Business	30
10.16	Acceptance of Trust	30
10.17	Survival of Indemnities	30

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1	Supplemental Indentures	30
11.2	Indenture Confirming or Evidencing Subordination	31

ARTICLE 12
FORM OF NOTE

12.1	Form of Note	31

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1	Execution	31
13.2	Formal Date	32

NOTE INDENTURE

January 4, 2005

BETWEEN:

STARPOINT ACQUISITION LTD., a company incorporated pursuant to the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta (the “Company”)

- and -

OLYMPIA TRUST COMPANY, a trust company incorporated pursuant to the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta (the “Note Trustee”)

RECITALS:

A.                                    The Company is desirous of acquiring the outstanding common shares of StarPoint Energy Ltd. and all of the issued and outstanding common shares of E3 Energy Inc. and financing such acquisitions in part by the issuance of Notes to be constituted and issued as provided for by this Note Indenture and pursuant to the Arrangement;

B.                                    The Company anticipates issuing additional Notes in the future;

C.                                    The Company is duly authorized to create and issue the Notes as herein provided;

D.                                    All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Company in accordance with the laws relating to the Company; and

E.                                     The foregoing recitals are made as representations and statements of fact by the Company and not by the Note Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a)                                 “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as from time to time amended, including the regulations promulgated thereunder;

(b)                                 “Amalgamation” means the amalgamation of the Company, StarPoint Energy Ltd. and E3 Energy Inc. pursuant to the Arrangement;

(c)                                  “Arrangement” means the plan of arrangement pursuant to Section 193 of the ABCA and Section 192 of the CBCA as provided for in an agreement dated November 18, 2004 between StarPoint Energy Ltd. and E3 Energy Inc. as may be amended, supplemented or restated;

(d)                                 “Bank Borrowings” means the Company’s indebtedness, obligations and liabilities to the Banks or any of them;

(e)                                  “Banks” means any bank or financial institution which from time to time may be providing loans, advances or other extensions of credit to the Company;

(f)                                   “Borrowed Money” means, in respect of any Person, all the Person’s indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for its account; or (v) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(g)                                  “Business Day” means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Note Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(h)                                 “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(i)                                     “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended, including the regulations promulgated thereunder;

(j)                                    “Certificate of the Company”, “Order of the Company”, “Request of the Company”, “Written Direction of the Company” and “Consent of the Company” mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Company by the Chairman of the Board or the President, and may consist of one or more instruments so executed. A Certificate of the Company shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Note Trustee;

(k)                                 “Certified Resolution” means a copy of a resolution of the Company certified by the Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(l)                                     “Company” means StarPoint Acquisition Ltd., incorporated under the ABCA, and includes any successor company (including the company resulting from the Amalgamation) to or of the Company provided that the provisions of Article 7 shall have been complied with in respect thereof;

(m)                             “Company’s Auditors” or “Auditors of the Company” means an independent firm of chartered accountants duly appointed as auditors of the Company;

(n)                                 “Counsel” means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Company, retained, employed, engaged or appointed by the Note Trustee or retained, employed, engaged or appointed by the Company and acceptable to the Note Trustee where the context so indicates;

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(o)                                 “Creditor Proceedings” means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Company or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of the Company, or any bulk sale of assets by the Company, or proceedings in relation to any of the foregoing;

(p)                                 “Current Proceeds” means all funds held by the Note Trustee from time to time pursuant to the terms of this Note Indenture;

(q)                                 “Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(r)                                    “Director” means a member of the board of directors of the Company for the time being and “Directors”, “Board of Directors” or “Board” means the board of directors of the Company or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Company for the time being, and reference to “action by the Directors” means action by the directors of the Company as a board or, whenever duly empowered, action by the said executive committee as such committee;

(s)                                   “Effective Date” means the date the Arrangement becomes effective under the ABCA and the CBCA;

(t)                                    “Event of Default” means any of the events of default referred to in Section 5.1;

(u)                                 “Extraordinary Resolution” has the meaning attributed thereof in Section 8.12;

(v)                                 “Fund Trustee” means Olympia Trust Company, the initial trustee under the Trust Indenture and such other persons which may become trustee thereunder from time to time;

(w)                               “Holders” means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(x)                                 “Initial Note” has the meaning ascribed thereto in Section 2.3;

(y)                                 “Interest Payment Date” means the 15th day of the month following the month in which an Interest Period ends, unless such day is not a Business Day, in which case it shall be the next following Business Day;

(z)                                  “Interest Period” means (i) the period beginning on (and including) the Issue Date and ending on (and including) January 31, 2005, and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each Interest Period and ending on (and including) the last day of such calendar month, and the Maturity Date, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(aa)                          “Interest Rate” means twelve percent (12%) per annum;

(bb)                          “Issue Date” means, in respect of any Notes, the date of issuance of such Notes;

(cc)                            “Maturity Date” means December 31, 2035, subject to extension pursuant to Section 2.13;

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(dd)                          “Non-Trust Holders” means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of One Million ($1,000,000) Dollars or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

(ee)                            “Note Indenture”, “Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof’ and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ff)                              “Note Trustee” means Olympia Trust Company or its successor or successors for the time being as trustee of the trusts created hereunder;

(gg)                            “Noteholders’ Request” means:

(i)                                     an instrument signed in one or more counterparts either:

A.                                    at any time when there are no Non-Trust Holders, or there are Non-Trust Holders but the Trust is the holder of at least twenty-five percent (25%) of the principal amount of the Notes then outstanding, by the Trust; or

B.                                    at any time when subparagraph (A) does not apply, by Holder(s) holding in the aggregate at least twenty-five percent (25%) of the principal amount of the Notes outstanding,

or

(ii)                                  a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Trust Holders but the Trust is not the holder of at least twenty-five percent (25%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at least twenty-five percent (25%) of the principal amount of the Notes outstanding which are represented at the meeting;

requesting the Note Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders’ Request or resolution, provided that, in either (i) or (ii) where the approval of the Trust is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(hh)                          “Notes” means the 12% unsecured, subordinated, promissory notes maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(ii)                                  “Outstanding” has the meaning ascribed thereto in Section 1.2;

(jj)                                “Person” means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(kk)                          “Register” has the meaning ascribed thereto in Section 2.6;

(ll)                                  “Security Documents” shall mean and include any and all collateral or security documents securing the Company’s indebtedness, obligations and liabilities for or in respect of Senior Debt;

(mm)                  “Senior Debt” means (a) all indebtedness, obligations and liabilities of the Company in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank pari passu with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all indebtedness,

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obligations and liabilities of the Company other than indebtedness obligations and liabilities to the Holders of Notes; for certainty, Senior Debt shall at all times include all indebtedness, obligations and liabilities of the Company in respect of Bank Borrowings, including all indebtedness, obligations and liabilities of the Company under the Senior Debt Documents;

(nn)                          “Senior Debt Default” shall mean and include any event of default under any Senior Debt and any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute an event of default under Senior Debt;

(oo)                          “Senior Debt Documents” means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Debt outstanding under or pursuant to the Bank Borrowings;

(pp)                          “Subordination Agreement” has the meaning attributed to it in Section 3.7(a);

(qq)                          “Subsidiary” or “Subsidiary Company” means any company or partnership of which more than fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Company or one or more Subsidiaries or the Company and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the board of directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(rr)                                “successor company” has the meaning attributed to it in Section 7.1;

(ss)                              “Time of Expiry” means 4:30 p.m. (Calgary time) on the Maturity Date;

(tt)                                “Transfer” means a transfer in the form and substance of the transfer attached to the Notes;

(uu)                          “Trust” means StarPoint Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta;

(vv)                          “Trust Indenture” means the trust indenture dated as of December 6, 2004 constituting the Trust and made between the Fund Trustee and StarPoint Energy Ltd. as the settlor;

(ww)                      “Trust Units” means a unit of the Trust, each such unit representing an equal undivided beneficial interest therein;

(xx)                          “Voting Shares” means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2                               Meaning of “Outstanding”

(a)                                 Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until:

(i)                                     it shall be cancelled; or

(ii)                                  it shall be delivered to the Note Trustee for cancellation; or

(iii)                               monies or securities (including equity shares), as the case may be for the payment of Notes shall have been set aside by the Company and held by the Note Trustee for that

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purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b)                                 Notes which have been partially redeemed or purchased by the Company shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof

(c)                                  When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(d)                                 For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Company or any Subsidiary shall be disregarded except that:

(i)                                     for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Note Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii)                                  Notes so owned which have been pledged in good faith other than to the Company or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee’s right to vote such Notes in its discretion free from the control of the Company or any Subsidiary.

1.3                               Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4                               Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5                               Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers’ draft or by cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6                               Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7                               Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

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1.8                               Accounting Principles

Wherever in this Agreement reference is made to “generally accepted accounting principles”, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9                               Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate “per annum” or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10                        Interest Calculation

Interest payable in respect of any Interest Period shall be deemed to have accrued from day to day for the number of days comprising the Interest Period.

ARTICLE 2
THE NOTES

2.1                               Terms of Notes

(a)                                 The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be unlimited.

(b)                                 The Notes shall: (i) be designated the “12% Unsecured, Subordinated Promissory Notes” of the Company; (ii) be dated as of their respective Issue Dates; (iii) be subject to prepayment by the Company, in whole or in part, at any time without notice or bonus; (iv) mature at the Time of Expiry; (v) rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and (vi) bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the last day of the month in which such Interest Payment Date occurs (unless such day is not a Business Day, in which case the record date shall be the next following Business Day except that, if such Business Day is in the next succeeding calendar year, then such record date shall be the immediately preceding Business Day).

(c)                                  As interest becomes due on the Notes, the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Note Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct and such payment shall be a valid discharge to the Note Trustee and any registrar and to the Company and any paying agent for the amounts so paid. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

2.2                               Form and Signatures of Notes

(a)                                 The Notes shall be issued only as fully registered Notes in the minimum denomination of One Hundred ($100.00) Dollars and for amounts above such minimum only in integral multiples of One ($1.00) Dollar. The Notes (including the Certificate of the Note Trustee endorsed thereon) shall be, substantially in the form set forth in Schedule ”A” hereto. The Notes shall bear such distinguishing letters and numbers as the Note Trustee may approve and may include a translation into the French language.

(b)                                 The Notes shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Note Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Company and entitled to the benefits of this Note Indenture.

2.3                               Issue of Notes

Notes may be executed by the Company from time to time and, forthwith after such execution, shall be delivered to the Note Trustee and shall be certified by the Note Trustee and delivered to or to the order of the Company pursuant to a written direction of the Company. It is acknowledged and agreed that the first Note to be issued hereunder (the “Initial Note”) will be a global Note certificate representing all Notes to be issued by the Company pursuant to the Arrangement. The Initial Note shall be issued in the name of the Note Trustee in trust for the Trust and the former shareholders of StarPoint Energy Ltd. and E3 Energy Inc. in accordance with their pro rata entitlements pursuant to the Arrangement. The Note Trustee shall subsequently record the transfer of the Initial Note to the Trust pursuant to the Arrangement.

2.4                               Certification

(a)                                 No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Note Trustee substantially in the form set out in Schedule ”A” hereto (or in some other form approved by the Note Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Company and the Holder is entitled to the benefits hereof.

(b)                                 The Certificate of the Note Trustee signed on the Notes shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Note Trustee signed on the Notes shall, however, be a representation and warranty by the Note Trustee that the Notes have been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Note Indenture.

2.5                               Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Company by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank pari passu and shall be equally and proportionately entitled to the benefits hereof without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6                               Registration of Notes

(a)                                 The Company shall, at all times while any Notes are outstanding, cause to be kept by the Note Trustee or other registrars at the principal office of the Note Trustee in the City of Calgary and in such other place or places and by the Note Trustee or such other registrars, if any, as the Company with the approval of the Note Trustee may designate, registers (“Register(s)”) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee, upon compliance with such requirements as the Note Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Note Trustee or other registrar.

(b)                                 The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Company, the Note Trustee or any Holder. Every registrar (including the Note Trustee) shall from time to time when requested to do so by the Company or the Note Trustee furnish the Company or Note Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c)                                  The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Note Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.9 hereof. Neither the Company nor the Note Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of ten (10) Business Days immediately preceding any such date.

(d)                                 Neither the Note Trustee nor any other registrar or the Company shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Note Trustee or any other registrar or the Company may transfer any Note on the direction of the Holder thereon whether named as Note Trustee or otherwise, as though that person were the beneficial owner thereof.

(e)                                  Except in the case of the Register required to be kept at the Note Trustee’s principal office in the City of Calgary, the Company, with the approval of the Note Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.7                               Persons Entitled to Payment

(a)                                 The Person in whose name any Note shall be registered shall be deemed and regarded as the owner thereof for all purposes of this Note Indenture and payment of or on account of the principal of such Note shall be made only to or upon the order in writing of such Holder thereof and such payment shall be good and sufficient discharge to the Note Trustee and any registrar and to the Company and any paying agent for the amounts so paid.

(b)                                 The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder thereof, save with respect to equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(c)                                  Delivery to the Note Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Company, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Company, the Note Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(d)                                 In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Note Trustee, any registrar, the Company and any paying agent.

2.8                               Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Company, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Note Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Company and the Note Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9                               Exchanges of Notes

(a)                                 Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Note Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Note Trustee or appropriate registrar and shall be cancelled.

(b)                                 Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Note Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c)                                  Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10                        Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11                        Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12                        Note Trustee Not Bound to Make Enquiries

The Note Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13                        Extension

On or about July 1, 2035, the board of directors of the Company shall review the Company’s business and the Company’s business prospects. If this review, in the opinion of the board of directors of the Company, indicates that it is likely that the indebtedness of the Company evidenced by all but not less than all the Notes could be refinanced upon the Maturity Date on the same terms and conditions as herein contained, other than the interest rate to be applicable, which shall be determined by reference to the prevailing market interest rates for such indebtedness, for the period from January 1, 2036 to December 31, 2055 (the “Extension Term”), then provided such extension is requested by the Company and, if there are then any Non-Trust Holders, such extension and the interest rate to be applicable for the Extension Term (the “Renewal Rate”) are approved by a resolution of the Holders on or before September 30, 2035, the Maturity Date shall be extended to December 31, 2055 and the interest rate applicable to the Notes for the Extension Term shall be adjusted to the Renewal Rate, failing which the Maturity Date shall not be so extended. If the Maturity Date is to be so extended, the Note Trustee and the Company shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Maturity Date and the interest rate applicable.

ARTICLE 3
SUBORDINATION OF NOTES

3.1                               Subordination

The Company covenants and agrees, and each Holder of a Note, by such Holder’s acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Company hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Note Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Note Trustee on behalf of the Holders; provided that the Company shall not be precluded hereby from paying regularly scheduled interest on the Notes or, on the Maturity Date or such other date as determined by the Company, the principal amount thereof as long as at the relevant Interest Payment Date or the Maturity Date or such earlier date (as applicable) and immediately after the making of such payment no Senior Debt Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Note Trustee has received actual notice thereof, including pursuant to Section 3.8 any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, is received by the Note Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Debt. The Company hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Debt from time to time and will do and execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2                               Definition

For purposes of this Article 3:

(a)                                 the words “cash, property or securities” will be deemed to include shares of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization, arrangement or readjustment or indebtedness; and

(b)                                 any reference to the “indefeasible payment in full and in cash” (or words to like effect) of Senior Debt means receipt by the holders of Senior Debt of indefeasible payment in cash of the full amount of such Senior Debt and all obligations of the Company in respect thereof; provided that if the holders of Senior Debt are entitled to and do receive any property or securities by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders of such Senior Debt and the Holders) to have been paid by the Holders hereunder to such holders of Senior Debt and to reduce the amount of such Senior Debt.

3.3                               Distribution on Creditor Proceedings

(a)                                 In the event of any Creditor Proceedings:

(i)                                     the holders of all Senior Debt will be entitled to receive payment in full of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Debt before the Holders of Notes will be entitled to receive any payment upon or in respect of the Notes or distribution of any kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event in respect of any of the Notes;

(ii)                                  any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Note Trustee would be entitled, except for the provisions of this Article, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt; and

(iii)                               in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities is received by the Note Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(b)                                 Upon any distribution of assets of the Company referred to in this Article 3, the Note Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Note Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness, obligations and liabilities of the Company, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4                               No Payment to Noteholders In Certain Events

(a)                                 Upon the maturity of any Senior Debt for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Debt will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b)                                 Upon the happening of a Senior Debt Default, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Company with respect to the principal of, any interest on or other amount owing under the Notes unless the Senior Debt Default has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof or the Senior Debt has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Company makes any payment with respect to the Notes, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Debt becomes due and payable, will be paid over to, the holders of the Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of the Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(c)                                  The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d)                                 If, pursuant to this Note Indenture, the Note Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default.

3.5                               Payment of Notes Permitted

If the Note Trustee:

(a)                                 receives a Certificate of the Company certifying that the Company is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b)                                 has not received written notice from or on behalf of any holder of any Senior Debt, notifying the Note Trustee of the happening of a Senior Debt Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the provisions of this Article 3 or, if it has received such written notice, it has subsequently received a certificate of such holder of Senior Debt confirming that such Senior Debt Default has been cured or waived or such facts no longer exist, then the Note Trustee will be entitled to assume that such payment may be made, that no such Senior Debt Default has occurred and that no such facts exist and the Note Trustee may apply any money that may be received by the Note Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6                               Subordination not to be Impaired

(a)                                 The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b)                                 No right of any present or future holder of any Senior Debt of the Company to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any non-compliance by the Company with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7                               Authorization of Noteholders to Note Trustee to Effect Subordination

(a)                                 Each Holder of Notes by such Holder’s acceptance thereof authorizes and directs the Note Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements (“Subordination Agreements”) with one or more holders of Senior Debt or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Debt to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transfer of the Notes to the terms thereof.

(b)                                 Without limiting or restricting the provisions of Section 3.7(a), each Holder, by such Holder’s acceptance of a Note or Notes (i) specifically authorizes and directs the Note Trustee to, and specifically acknowledges, understands and agrees that the Note Trustee may, execute and, immediately following the Amalgamation deliver Subordination Agreements between the Note Trustee and the Banks; and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements notwithstanding the terms thereof are different from, and in addition to, those herein, subject always to the limitation that no provision of any such Subordination Agreement and no security interest therefor or judgment in respect thereof may be exercised or enforced against any property of the Holder other than any cash, property or securities distributed or paid to such Holder contrary to the provisions hereof.

3.8                               Notice of Default under Senior Debt

The Company shall give the Note Trustee prompt written notice of the happening of any Senior Debt Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Company.

3.9                               Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Note Trustee or the Holder of any Note as a holder of Senior Debt or a trustee or agent for any such Holder.

3.10                        Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Note Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to the Note Trustee, or the application of such monies by the Note Trustee in accordance with the terms hereof unless and until the Note Trustee shall have received written notice thereof.

3.11                        No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Company and the Holder of any Note, the obligation of the Company, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Note Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article 3 of holders of Senior Debt to receive cash, property or securities otherwise payable or deliverable to the Note Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12                        Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Company on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Debt. For these purposes, “voting” includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

3.13                        Distribution of Current Proceeds

Notwithstanding anything to the contrary contained in this Article 3 (and in particular anything contained in Sections 3.1, 3.3(a)(iii) or 3.4(b)) or in the Subordination Agreement, prior to receipt by the Note Trustee of written notice of a Senior Debt Default, the Note Trustee shall be entitled to distribute Current Proceeds to the Holders pursuant to the terms of this Note Indenture.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1                               Positive Covenants

The Company hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Holders that so long as any Notes remain outstanding it will:

(a)                                 duly and punctually pay and cause to be paid to the Holders (either directly or through the Note Trustee or an agent of the Note Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose, where payment is made through the Note Trustee or an agent of the Note Trustee, put the Note Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Note Trustee is required to mail a cheque;

(b)                                 maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c)                                  keep proper books of account in accordance with generally accepted accounting principles;

(d)                                 furnish the Note Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Company’s auditors thereon;

(e)                                  notify the Note Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f)                                   give to the Note Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Company, pending against or affecting the Company before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Company; and

(g)                                  do, observe and perform or cause to be done, observed or performed all of the material obligations of the Company under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Company.

4.2                               Note Trustee May Perform Covenants

If the Company fails to perform any covenant on its part herein contained, the Note Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 4.3, but no such performance or payment by the Note Trustee shall be deemed to relieve the Company from default hereunder.

4.3                               To Pay Note Trustee’s Remuneration

The Company will, from time to time, pay the Note Trustee’s reasonable remuneration for its services hereunder together with all costs incurred by the Note Trustee pursuant to Section 10.7 and will repay to the Note Trustee on demand all monies which shall have been paid by the Note Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Note Trustee in complying with any laws applicable to it as a result of its duties as Note Trustee hereunder, with interest at a rate to be agreed upon between the Note Trustee and the Company, from thirty (30) days after the date of receipt of the invoice from the Note Trustee to the Company with respect to such expenditure until repayment, and such monies and the interest thereon, including the Note Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Note Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4                               Negative Covenant

The Company shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1                               Events of Default

It shall be an Event of Default if:

(a)                                 the Company makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b)                                 the Company makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Company has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within twelve (12) months of such Interest Payment Date;

(c)                                  the Company makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Debt having a principal amount outstanding in excess of Fifty Million ($50,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d)                                 a decree or order of a court having jurisdiction is entered adjudging the Company a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Company, or appointing a receiver of, or of any substantial part of the property of, the Company or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e)                                  a resolution is passed for the winding-up or liquidation of the Company or if the Company institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Company or makes a general assignment for the benefit of creditors;

(f)                                   the Company shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Company specifying such default and requiring the Company to put an end to the same (which said notice may be given by the Note Trustee, in its discretion, and shall be given by the Note Trustee upon receipt of a Noteholders’ Request) the Company shall fail to make good such default within a period of thirty (30) days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee;

(g)                                  any proceedings concerning the Company are taken with respect to a compromise or arrangement under the Companies’ Creditors Arrangement Act (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h)                                 any encumbrancer takes possession of all or substantially all of the property of the Company or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Company or for all or substantially all of the Company’s property.

5.2                               Special Waiver by the Trust

If, at any time when the Trust is the Holder of all outstanding Notes, the Company is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Company may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Company five days after demand by the Trust. Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3                               Acceleration of Maturity

Upon the occurrence of an Event of Default, the Note Trustee may in its discretion and shall upon receipt of a Noteholders’ Request, by notice in writing to the Company, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Note Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Note Trustee, anything therein or herein to the contrary notwithstanding and the Company shall, subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to the terms of Article 3 hereof, forthwith pay to the Note Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Note Trustee. Such payment when made shall be deemed to have been made in discharge of the Company’s obligations under the Notes and any monies so received by the Note Trustee shall be applied in the manner provided in Section 5.13.

5.4                               Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders’ Request, cause the Note Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Company, provided however, that (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) the Note Trustee’s right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Note Trustee pursuant to Article 3 hereof.

5.5                               Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6                               Costs

The Company shall be liable to the Note Trustee for all costs incurred by the Note Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Note Trustee and the Company but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Note Trustee to the Company with respect to such costs until the date payment thereof is received by the Note Trustee.

5.7                               Delay

No delay or omission of the Note Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8                               No Recourse Against Other Parties

Neither the Note Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Company contained herein or in the Notes.

5.9                               Notice of Events of Default

If an Event of Default shall occur and be continuing, the Note Trustee shall, within ten (10) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Note Trustee shall have been requested to do so by a Noteholders’ Request, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Company in writing.

5.10                        Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)                                 the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders’ Request, to instruct the Note Trustee to waive any Event of Default and the Note Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b)                                 the Note Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Note Trustee’s reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable;

provided that no act or omission either of the Note Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11                        Enforcement by the Note Trustee

(a)                                 Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Company shall fail to pay to the Note Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Note Trustee, may, in its discretion and shall upon receipt of a Noteholders’ Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other), to Article 3, proceed in its name as Note Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Note Trustee shall deem expedient.

(b)                                 The Note Trustee shall be entitled and empowered, either in its own name or as Note Trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the Holders allowed in any Creditor Proceedings relative to the Company or its creditors or relative to or affecting its property. The Note Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Note Trustee), but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Note Trustee, in order to have the respective claims of the Note Trustee and of the Holders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Note Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c)                                  The Note Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d)                                 All rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12                        No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Note Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders’ Request shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Note Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Note Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceedings; and (v) the bringing of any such action, suit or proceeding would not be contrary to Article 3.

5.13                        Application of Monies by Note Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, any money received by the Note Trustee from the Company pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company or in any other manner, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose as follows:

(a)                                 first, in payment or in reimbursement of the Note Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b)                                 second, but subject as hereinafter in this Section 5.13 provided, in payment, rateably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c)                                  third, in payment of the surplus, if any, of such monies to the Company or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Company or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Company or any Subsidiary but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14                        Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a)                                 at least fifteen (15) days’ notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b)                                 payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Note Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c)                                  from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)                                 the Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Note Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15                        Judgment Against the Company

The Company covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Note Trustee, as Note Trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1                               Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Company to the Note Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Note Trustee at the office of the Note Trustee in the City of Calgary. Upon payment of the outstanding principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Note Trustee.

6.2                               Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or give such receipt therefor, if any, as the Note Trustee may require, such monies shall be set aside by the Note Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note, subject always to the provisions of Section 6.3.

6.3                               Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid and delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Company by the Note Trustee on demand and thereupon the Note Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Company shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Company up to such time as the right to proceed against the Company for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4                               Discharge

The Note Trustee shall at the request of the Company release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee) upon proof being given to the reasonable satisfaction of the Note Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1                               Successor Companies

The Company shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement and the Amalgamation, whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a)                                 such other person or continuing company is a company (herein called the “successor company”) incorporated under the laws of Canada or any province thereof;

(b)                                 the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Note Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this Note Indenture;

(c)                                  such transaction shall, in the reasonable opinion of the board of directors of the Company, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Note Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d)                                 no condition or state of facts shall exist as to the Company or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2                               Vesting of Powers in Successor Company

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company (including, without limitation, the amalgamated corporation resulting from the Amalgamation) shall be bound by the covenants and obligations of the Company under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Company under this Note Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such successor company.

7.3                               Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Registrar pursuant to the ABCA and with the Director pursuant to the CBCA, the Company shall provide notice in writing thereof to the Note Trustee confirming the completion of the Arrangement and the Amalgamation.

ARTICLE 8
MEETINGS OF HOLDERS

8.1                               Right to Convene Meeting

The Note Trustee or the Company may at any time and from time to time and the Note Trustee shall on receipt of a request of the Company or a Noteholders’ Request and upon being indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Note Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Note Trustee.

8.2                               Notice of Meetings

At least twenty-one (21) days’ notice of any meeting shall be given to the Holders by the Company or the Note Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3                               Chairman

A person, who need not be a Holder, nominated in writing by the Note Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4                               Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5                               Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6                               Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7                               Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8                               Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One ($1.00) Dollar principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9                               Regulations

The Note Trustee, or the Company with the approval of the Note Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a)                                 the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b)                                 the deposit of instruments appointing proxies at such place as the Note Trustee, the Company or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c)                                  the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Company or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10                        Persons Entitled to Attend Meetings

The Company and the Note Trustee (by their respective employees, officers and directors) and the legal advisers of the Company, the Note Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11                        Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a)                                 power to consent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Note Trustee (with the prior written consent of the Note Trustee) against the Company, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b)                                 power to consent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be requested by or agreed to by the Company and to authorize the Note Trustee to concur in and give effect to same by executing an indenture supplemental hereto embodying any modification, change, addition or omission;

(c)                                  power to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof; provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d)                                 power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)                                  power to waive and direct the Note Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Note Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)                                   power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g)                                  power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h)                                 power to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(i)                                     power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Note Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee.  The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)                                    power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k)                                 power to authorize the Note Trustee or any other person or persons to (i) bid at any sale of the Company’s properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof; as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l)                                     power to remove the Note Trustee from office and to appoint a new Note Trustee or Note Trustees;

(m)                             power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Company or of any company formed or to be formed;

(n)                                 power to authorize the Company and the Note Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o)                                 power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12                        Meaning of “Extraordinary Resolution”

(a)                                 The expression “Extraordinary Resolution” when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b)                                 If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days’ notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c)                                  Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13                        Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14                        Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15                        Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Note Indenture shall include an instrument so signed.

8.16                        Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17                        Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Note Trustee may consider adequate.

The Note Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1                               Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Company or the Note Trustee):

(a)                                 to the Company at:

Suite 3900, 205 – 5th Avenue S.W.
Calgary, Alberta, T2P 2V7

Attention:	President
Facsimile:	(403) 263-3388

(b)                                 to the Holder at the address appearing on the Register, and if; in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(c)                                  to the Note Trustee at its principal office in the City of Calgary at:

Olympia Trust Company
Suite 2300, 125 – 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention:	Client Services
Facsimile:	(403) 265-1455

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE NOTE TRUSTEE

10.1                        No Conflict of Interest

The Note Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Note Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2. However, the Company hereby acknowledges that a material conflict of interest in the role of the Note Trustee as a fiduciary hereunder may arise in connection with the Note Trustee’s role as a fiduciary under the Trust Indenture and as the holder of the Notes as contemplated under the Arrangement. In such circumstances, the Company confirms that if the Note Trustee, acting reasonably, determines that such a material conflict of interest exists that prevents the Note Trustee from fulfilling its obligations hereunder or that such a conflict of interest is imminent, the Note Trustee shall be entitled to resign in the manner and with the effect specified in Section 10.2 provided that at no time shall the Note Trustee be required to take any action which would conflict with its obligations as a fiduciary under the Trust Indenture.

10.2                        Replacement of Note Trustee

(a)                                 The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company three (3) months’ notice in writing or such shorter notice as the Company may accept as sufficient. In the event of the Note Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Note Trustee or any Holder may apply to a justice of the Court of Queen’s Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Note Trustee; but any new Note Trustee so appointed by the Company or by the Court shall be subject to removal as herein provided by the Holders. Any new Note Trustee appointed under any provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

(b)                                 Any company into which the Note Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Note Trustee shall be a party, shall be the successor Note Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Company, the Note Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor Note Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new Note Trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Company.

10.3                        Duties of Note Trustee

(a)                                 In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Note Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b)                                 In addition to all other duties of the Note Trustee set forth herein, at all times while any Notes are outstanding, the Note Trustee shall, in addition, have the following responsibilities hereunder:

(i)                                     to keep the Company’s Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Company), the Note Trustee shall:

A.                        record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

B.                        certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

C.                        maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Company may be properly and accurately maintained; and

D.                        furnish to the Company, but at the Company’s expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Note Trustee, including all documents, papers, information and material as it may have and the Company may require;

(ii)                                  forthwith upon receipt of sufficient monies from the Company, to forward cheques or other transfer of funds by such means as considered appropriate by the Note Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(c) hereof;

(iii)                               upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv)                              promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Note Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c)                                  All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d)                                 The Note Trustee may use its own judgment in the performance of its duties as Note Trustee for the Company, but at any time it may apply to the Board of Directors of the Company or an officer of the Company or to such Counsel as the Company may from time to time determine at the expense of the Company, for instructions or advice, and the Company will fully protect and hold the Note Trustee harmless from all liability for any action taken, or not taken, by the Note Trustee in good faith and in accordance with or pursuant to such instructions or advice that may be given to it.

(e)                                  Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Note Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Company agrees, at all times, to indemnify and save harmless the Note Trustee and its agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Note Trustee in the execution of its duties hereunder.

(f)                                   The Note Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g)                                  The Note Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Company to the Note Trustee of all monies owing to the Note Trustee hereunder, to deliver over to the Company the Registers and branch Registers maintained by it and any documents connected therewith or with the Company transacted hereunder, and a receipt signed by an officer of the Company shall be a valid discharge of the Note Trustee.

10.4                        Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Note Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Note Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Note Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company. The Note Trustee shall not in any way be responsible for the consequence of any breach on the part of the Company or any of the Company’s covenants contained herein.

10.5                        Evidence and Authority to Note Trustee

(a)                                 The Company shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Company or the Note Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Company, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Note Trustee in accordance with the terms of this Section 10.5; or (ii) the Note Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b)                                 Such evidence shall consist of:

(i)                                     a Certificate of the Company stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii)                                  in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii)                               in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Company whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c)                                  Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a statutory declaration.

(d)                                 Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e)                                  The Company shall furnish to the Note Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Note Trustee so requires, its Certificate that the Company has complied with all covenants, conditions or other requirements contained in this Note Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Company shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Note Indenture.

10.6                        Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Note Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Note Trustee, if acting in good faith, may rely upon a Certificate of the Company.

10.7                        Experts, Advisers and Agents

The Note Trustee may:

(a)                                 in relation to this Note Indenture, act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Note Trustee or by the Company, or otherwise, and shall not be liable for acting in good faith on any such opinion and advice provided that the Trustee is otherwise acting in accordance with its duties as described in Section 10.3, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)                                 employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Note Trustee as Counsel may be, but need not be, solicitors for the Company.

10.8                        Note Trustee May Deal in Notes

Subject to Section 10.1, the Note Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

10.9                        Investment of Monies Held by Note Trustee

(a)                                 Any securities, documents of title or other instruments that may at any time be held by the Note Trustee subject to the trusts hereof may be placed in the deposit vaults of the Note Trustee or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or deposited for safekeeping with any such bank.

(b)                                 Unless otherwise provided in this Note Indenture, any monies held by the Note Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Note Trustee or which may be in the hands of the Note Trustee may be invested and reinvested in the name or under the control of the Note Trustee in securities issued or guaranteed by the Government of Canada or a province thereof; any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or the Note Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Company shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Note Trustee in respect of such deposits and investments shall belong to the Company. Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall so invest such monies at the request of the Company.

(c)                                  Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Note Trustee in any chartered bank of Canada or, with the written consent of the Company, in the deposit department of the Note Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d)                                 Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Note Trustee shall pay over to the Company all interest received by the Note Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10                 Note Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company’s business, unless the Note Trustee shall have been required to do so by a Noteholders’ Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Company’s business.

10.11                 Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12                 Note Trustee Not to Be Appointed Receiver

The Note Trustee and any person related to the Note Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Company.

10.13                 Note Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Note Trustee shall not be bound to act in accordance with any direction or request of the Company or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Note Trustee, and the Note Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Note Trustee to be genuine.

10.14                 Conditions Precedent to Note Trustee’s Obligations to Act Hereunder

(a)                                 The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)                                 None of the provisions contained in this Note Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)                                  The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Note Trustee the Notes held by them for which Notes the Note Trustee shall issue receipts.

10.15                 Authority to Carry on Business

The Note Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in the Province of Alberta. If the Note Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16                 Acceptance of Trust

The Note Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

10.17                 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Note Trustee provided for in this Note Indenture shall survive the removal or resignation of the Note Trustee under Article 10 and the termination of this Notice Indenture.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1                        Supplemental Indentures

From time to time the Note Trustee and, when authorized by a resolution of the Directors, the Company, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which may be required under the terms of any agreement (including any Subordination Agreement referred to in Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof; for any one or more of the following purposes:

(a)                                 adding to the covenants of the Company herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b)                                 making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Note Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c)                                  giving effect to any Extraordinary Resolution passed as provided in Article 8, and where any such Extraordinary Resolution relates to an amendment of this Note Indenture, such amendment shall not be effective or binding until the supplemental indenture giving effect thereto has been executed and delivered by both the Company and the Note Trustee;

(d)                                 giving effect to an extension of the Maturity Date pursuant to Section 2.13; and

(e)                                  for any other purpose not inconsistent with the terms of this Note Indenture.

The Note Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Note Trustee and the Holders are in no way prejudiced thereby.

11.2                        Indenture Confirming or Evidencing Subordination

From time to time the Note Trustee may, and shall when requested by a Holder of Senior Debt, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Debt, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Debt receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Note Trustee to a Holder of Senior Debt for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1                        Form of Note

The form for all Notes to be issued pursuant to the Arrangement, the Certificate of the Note Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule ”A”.

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1                        Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2                        Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf

STARPOINT ACQUISITION LTD.

(signed) “Brett Herman”
Per:

Per:

OLYMPIA TRUST COMPANY

(signed) “Randy Gregory”
Per:

(signed) “Shauneen Wilson”
Per:

SCHEDULE ”A”

FORM OF NOTE

The form for the Notes, the Certificate of the Note Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

STARPOINT ACQUISITION LTD.

(incorporated pursuant to the laws of Alberta)

12% UNSECURED, SUBORDINATED PROMISSORY NOTE

Certificate Number:	$

DUE: December 31, 2035

StarPoint Acquisition Ltd. (herein referred to as the “Company”), for value received, hereby promises to pay to the registered holder hereof,                                                                                                    on December 31, 2035, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $                   in lawful money of Canada, at the corporate trust office of the Note Trustee in Calgary, Alberta, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Note Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the “Note Indenture”) dated as of                            , 2005 between the Company and Olympia Trust Company, as Note Trustee. Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of any of the Notes, the Company and the Note Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof~ assents.

The Notes are issuable as fully registered Notes in a minimum denominations of One Hundred ($100) Dollars and integral multiples of One ($1.00) Dollar thereafter. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Debt on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

The Holder hereof does not have the right to require the Company to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Note Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Note Trustee and Note Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Note Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof StarPoint Acquisition Ltd. has caused this Note to be signed by its duly authorized officers as of the          day of                              ,20

STARPOINT ACQUISITION LTD.

Per:

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE NOTE TRUSTEE.

NOTE TRUSTEE’S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

OLYMPIA TRUST COMPANY, Note Trustee

Per:
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

(Please print or typewrite name and address of assignee)

the within Note of StarPoint Acquisition Ltd. and hereby irrevocably constitutes and appoints                                      as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due of the said Company, with full power of substitution in the premises.

Date:
(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program.  The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

(Signature of Guarantor)

Name of Assignee:

Address of Assignee:

Social Insurance No. of Assignee: